UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 11, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Omeros Corporation

File No. 333-148572 - CF#28833

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Omeros Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 9, 2008, as amended.

Based on representations by Omeros Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.31	through September 16, 2015
Exhibit 10.32	through September 16, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel